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                                                                    EXHIBIT 17


                        [LETTERHEAD OF APONICA PARTNERS]


VIA FACSIMILE

                                                 September 15, 1994



Frank J. Tasco
Borden, Inc.
180 East Broad Street
Columbus, OH  43215-3799

Dear Mr. Tasco:

Received your fax this morning. This response, apparently from your Law Department, claiming a continuing willingness to explore alternatives to maximize shareholder value, is nothing short of outrageous.

Since May of this year, and through almost a dozen written communications and incessant phone calls, we have relentlessly tried to establish a constructive dialogue to act as a proactive white knight and to maximize shareholder value. Our numerous attempts to establish such a dialogue and your refusals to do so are irrefutably well documented.

We even contacted your investment banker, who during our conversation complemented Japonica on being a credible and highly successful firm with a good reputation. That conversation was thereafter misrepresented, distorted and conveniently reconstructed to justify your refusal to establish a dialogue as referenced above. Indeed, in your July 19th letter regarding a proposed transaction, you concluded that "we do not believe it is in Borden's interest to pursue this matter further with you."

It is difficult to conclude that anything less than a situation of tilting the playing field has been carefully designed. In fact, padlocking the entrance to the process and seeking to shackle the competition in order to advance a preferred suitor's proposal seem to be more apt characterizations.

Your refusal and failure to act consistently with your duty to maximize shareholder value, and the defensive, in fact hostile, responses by you and your advisors are well documented and will not go without notice.

These actions and disingenuous statements to the contrary raise questions as to violations of duty of loyalty and duty of care.





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Frank J. Tasco
September 15, 1994
Page 2


Also, such behavior and the history of recent events raise issues of gross negligence.

Months ago, you should have and could have provided us with equal treatment to the Whitehall group and others, including equal information and response time. Your advisor's comments to us that Borden is too complex to understand from the outside and that neither a financial nor a strategic buyer could make an acquisition work can only be viewed as further examples -- in a pattern of behavior -- of your attempts to preclude us from the process.

In this context, the Whitehall agreement and related provisions must be treated with suspect and questionable validity. This issue should not be under emphasized, nor should aspects of bad faith. We should also note that since the Board has determined that the Company should be sold, executing asset sales and/or non-ordinary business contracts/agreements may diminish shareholder value and is therefore impermissible.

Despite the many contra-fiduciary obstacles that you and your advisors have, and will undoubtedly continue to erect, we seek to press forward, determined to maximize shareholder value as a proactive white knight.

Please immediately deliver to Japonica Partners all material and information provided to other potential bidders, including the Whitehall group. We are also willing to visit sites where such information is maintained.

                                                Sincerely,


                                                /s/ JAPONICA PARTNERS
                                                ------------------------
                                                JAPONICA PARTNERS
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